Cynthia T. Mazareas

+1 617 526 6393 (t)

+1 617 526 5000 (f)

cynthia.mazareas@wilmerhale.com

January 18, 2017

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4546

Washington, DC 20549

Attention: Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance

Re:	Achillion Pharmaceuticals, Inc.

Form 10-K

Filed February 25, 2016

File No. 001-33095

Ladies and Gentlemen:

On behalf of Achillion Pharmaceuticals, Inc. (“Achillion” or the “Company”), this letter is submitted in response to comments contained in a letter dated December 27, 2016 (the “Letter”) from Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance of the Securities and Exchange Commission (the “Commission”), to Mary Kay Fenton, Chief Financial Officer of Achillion. The response contained herein is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The response is keyed to the comment in the Letter and to the headings used in the Letter.

Comment:

Business

Intellectual Property, page 10

1.	Please provide proposed disclosure regarding your hepatitis C patent portfolio to be included in future filings which describes the type of patent protection provided by your issued U.S. and foreign patents and identifies the foreign jurisdictions where you have issued patents and pending patent applications.

Wilmer Curler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

Beijing    Berlin    Boston    Brussels    Denver     Frankfurt    London    Los Angeles    New York    Oxford    Palo Alto     Washington

Suzanne Hayes

Securities and Exchange Commission

Division of Corporation Finance

January 18, 2017

Response:

The Company acknowledges the Staff’s comment and proposes to include the revised disclosure set forth on Exhibit A appended hereto in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which it intends to file with the Commission on or about February 23, 2017.

*        *        *

Please telephone the undersigned of this Firm at (617) 526-6393 with any questions concerning this letter.

Very truly yours,

/s/ Cynthia T. Mazareas

Cynthia T. Mazareas

cc: Ms. Mary Kay Fenton

Suzanne Hayes

Securities and Exchange Commission

Division of Corporation Finance

January 18, 2017

EXHIBIT A

Intellectual Property

... In 2015, we entered into an exclusive collaboration and license agreement with Janssen and its affiliates. Under the Janssen Agreement, we granted Janssen exclusive worldwide rights to develop and commercialize products that contain one or more of our drug candidates for the treatment of HCV, namely: odalasvir, a second-generation NS5A inhibitor; ACH-3422, a NS5B HCV polymerase inhibitor; and sovaprevir, a NS3/4A HCV protease inhibitor. Under the Janssen Agreement, we have granted Janssen an exclusive, worldwide license to our intellectual property related to these compounds. Janssen is in Phase 2b development with a three drug combination for the treatment of HCV, JNJ-4178, which includes one of the HCV drug candidates we licensed to Janssen, odalasvir. The other two drug candidates licensed to Janssen, ACH-3422 and sovaprevir, are not currently in clinical development. Our patent portfolio on odalasvir is comprised of (i) U.S. Patent Nos. 8,809,313 and 9,474,742, and an allowed U.S. application, with claims covering the composition of matter of odalasvir, methods to use odalasvir to treat HCV, and pharmaceutical compositions including odalasvir, and (ii) U.S. Patent No. 9,468,629, with claims covering methods of manufacture of odalasvir as well as compositions of matter claims covering intermediates in its synthesis. These U.S. Patents will expire in 2032, without regard to any patent term extension that may be available to compensate for the delay to market caused by regulatory review by the U.S. FDA. In addition, we co-own with Janssen two pending unpublished U.S. patent applications covering aspects of odalasvir and its methods of use and compositions thereof, and an international Patent Cooperation Treaty application, which if granted, will expire in 2037. We have granted patents on odalasvir in the major market foreign jurisdictions of Europe and China, and we have pending patent applications on odalasvir in the additional significant market countries of Australia, Brazil, Canada, Eurasia, India, Japan and South Korea, which will expire in 2032, unless the patent term is extended by a country’s law that allows further protection for the time required to obtain regulatory approval, such as a Supplementary Protection Certificate in Europe.